Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Philippa M. Bond
Member of the Firm
d 310.284.5607
f 310.557.2193
pbond@proskauer.com
www.proskauer.com

April 4, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Suzanne Hayes

Re:                             Ares Management, L.P.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 14, 2014
CIK No. 0001176948

Dear Ms. Hayes:

On behalf of Ares Management, L.P. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 31, 2014 relating to the above-referenced revised Draft Registration Statement of the Company submitted to the Commission on Form S-1 (CIK No. 0001176948) on March 17, 2013 (as amended and subsequently filed publicly with the Commission on Form S-1 (File No. 333-194919) on March 31, 2014, the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

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Draft Registration Statement on Form S-1

1.                                      We note that you do not believe that Ares Management L.P. is an investment company for purposes of sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940 (“Company Act”). Please provide further information necessary to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Ares Management L.P., including, but not limited to, the Ares Operating Group Managing Entities and Ares Operating Group Entities(as those terms are defined in the draft registration statement). Please provide this information prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

a.                                      Please identify and explain any interests in the Ares investment funds held by or through the Ares Operating Group Entities. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Ares Operating Group Entities and/or the Ares Operating Group Managing Entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

b.                                      Please explain why an investment in Ares Management L.P. is not equivalent to an investment in a fund of funds.

Response to Comment 1:

Ares Management, L.P. is not, and upon completion of the Reorganization and the offering will not be, an “investment company,” as that term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Under sections 3(a)(1)(A) and (C) of the Investment Company Act, a person will generally be deemed to be an “investment company” for purposes of the Investment Company Act if:

•                                          it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•                                          absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities (as defined in section 2(a)(16) of the Investment Company Act) and cash items) on an unconsolidated basis.(1)

Ares Management, L.P., through its “wholly-owned subsidiaries” and “majority-owned

(1)                                  A third definition of “investment company” is found in section 3(a)(1)(B) of the Investment Company Act. Ares Management, L.P. is not an investment company within the meaning of section 3(a)(1)(B) because it is not an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or that has been engaged in such business and has any such certificates outstanding.

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subsidiaries” (as such terms are defined in the Investment Company Act), is and holds itself out as being engaged primarily, and proposes to engage primarily, in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. Accordingly, Ares Management, L.P. is not, and upon completion of the Reorganization and the offering will not be, an “orthodox” investment company as defined in section 3(a)(1)(A) of the Investment Company Act.  Furthermore, as described in further detail below, both prior to and after giving effect to the proposed Reorganization and the offering, investment securities will comprise less than 40% of the total assets of Ares Management, L.P.  Accordingly, Ares Management, L.P. is not an “investment company,” as that term is defined under section 3(a)(1)(C) of the Investment Company Act.

Section 3(a)(1)(A)

As noted above, Ares Management, L.P., through its “wholly-owned subsidiaries” and “majority-owned subsidiaries” (referred to collectively with Ares Management, L.P. as the “Ares Group”) is and holds itself out as being engaged primarily, and proposes to engage primarily, in the business of providing asset management services and not primarily in the business of investing, reinvesting or trading in securities.

Whether an issuer is engaged “primarily” in an investment company business is a factual issue.  The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business.(2) Ares Management, L.P. addresses each of these criteria in turn.

•                                          The issuer’s historical development

The Ares Group was founded in 1997 as an asset manager and since that time has been, and has held itself out as being, primarily engaged in providing asset management services.

•                                          The issuer’s public representations concerning its activities

In its public representations, statements and utterances, including those contained in the Amendment No. 1, the Ares Group has consistently held itself out as being primarily engaged in providing asset management services.  On the very first page of the “Summary” section of Amendment No. 1 and throughout that filing, the Ares Group describes itself as “a leading global alternative asset manager with approximately $74 billion of assets under management” providing “a range of investment strategies and seek[ing] to deliver attractive performance to a growing investor base that includes over 500 direct institutional relationships and a significant retail investor base across [its] publicly traded and sub-advised funds.”

•                                          The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer

(2)                                  See, Tonopah Mining Co., 26 S.E.C. 426 (1947).  See also, SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007).

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As an asset manager, the Ares Group’s officers and employees devote the bulk of their time and efforts to asset management activities or in support of these activities, including sourcing and managing investments, as well as raising capital from, managing relationships with and reporting to, the third party investors in the Ares Group’s investment funds.  The officers and employees of the Ares Group have historically spent and continue to spend a de minimis amount of time making proprietary investments for the firm.  Ares Management, L.P. notes that, in accordance with standard practice in the alternative asset management industry, the Ares Group does make investments in the Ares Group’s investment funds.  Such investments are typically pursuant to the Ares Group’s contractual arrangements with the third party investors in its investment funds and are consistent with the expectations of these third party investors that the Ares Group align its interests with those of its investors. The substantial majority of these investments take the form of general partner interests in the applicable the Ares Group investment fund and, accordingly and as described in additional detail herein, such interests are not investment securities within the meaning of the Investment Company Act.

•                                          The nature of the issuer’s present assets

As discussed in further detail below, as of March 1, 2014, on a pro forma basis giving effect to the Reorganization and the offering:

•                                          none of the assets of Ares Management, L.P. constitute “investment securities” (within the meaning of the Investment Company Act);

•                                          none of the assets of any of the 100% owned direct subsidiaries of Ares Management, L.P. (collectively, but not including Ares Investments L.P., the “Ares Operating Group Managing Entities”) constitute investment securities; and

•                                          investment securities amount to less than 1% of the consolidated assets of Ares Holdings L.P., none of the consolidated assets of Ares Domestic Holdings L.P., approximately 10% of the consolidated assets of Ares Offshore Holdings L.P., approximately 20% of the consolidated assets of Ares Investments L.P., and less than 2% of the consolidated assets of Ares Real Estate Holdings L.P. (collectively, the “Ares Operating Group Entities”) based on the fair value of these assets as determined in good faith by the board of directors of Ares Management GP LLC, the general partner of Ares Management, L.P., and supported by an independent assessment of value conducted by Duff & Phelps, LLC.

•                                          The sources of the issuer’s present income

In 2013, approximately 90% of the total segment revenues of the Ares Group were derived from management fees, fees for the provision of administrative, consulting, advisory, transaction and other similar services and net performance fees (which may be either an incentive fee or carried interest in the event that specified investment returns are

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achieved by the fund).(3)  The substantial majority of the Ares Group’s carried interests take the form of general partner interests in the applicable Ares investment fund and, accordingly and as described in additional detail herein, such interests are not investment securities within the meaning of the Investment Company Act.  Ares Management, L.P. also notes that, of the remaining approximately 10% of the total segment revenues of the Ares Group during this period, only a small portion was derived from net investments in investment securities.

Section 3(a)(1)(C)

As noted above, both prior to and after giving effect to the proposed Reorganization and the offering, investment securities will comprise less than 40% of the total assets of Ares Management, L.P.  Accordingly, Ares Management, L.P. is not an “investment company,” as that term is defined under section 3(a)(1)(C) of the Investment Company Act.

Section 3(a)(1)(C) of the Investment Company Act defines “investment company” as a company that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities,” and that owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets, exclusive of Government securities (as defined in section 2(a)(41) of the Investment Company Act) and cash items, on an unconsolidated basis.  Section 3(a)(2) of the Investment Company Act defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Section 2(a)(24) of the Investment Company Act defines the “majority-owned subsidiary” of a person to mean a company 50% or more of whose outstanding voting securities are owned by that person or by a company that is a majority-owned subsidiary of that person.  Section 2(a)(43) of the Investment Company Act defines the “wholly-owned subsidiary” of a person to mean a company, 95% or more of whose outstanding voting securities are owned by that person or by a company that is a wholly-owned subsidiary of that person.  Section 2(a)(42) of the Investment Company Act defines “voting security” to mean a security presently entitling its owner or holder to vote for the election of a company’s directors.  Section 2(a)(12) of the Investment Company Act defines “director” to include “any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated . . . .”  The Commission and the Staff generally consider the general partner of a limited partnership to be a “director” of the limited partnership under section 2(a)(12) because it performs a function with respect to the limited partnership similar to that of the board of directors of a corporation.(4)

(3)                                  Ares Group’s segment reporting deconsolidates certain investment funds that it is required to consolidate under U.S. generally accepted accounting principles.

(4)                                  Investment Company General Partners Not Deemed Interested Persons, Investment Company Act Release No. 18,868, 57 Fed. Reg. 34,726, 34,727 & n.5 (Aug. 6, 1992); Integrated Resources, Inc., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 2940, at *1—*2 (June 1, 1979).

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As described in further detail below, as of March 1, 2014, on a pro forma basis giving effect to the Reorganization and the offering, neither the assets of Ares Management, L.P., nor the assets of the Ares Operating Group Managing Entities constitute investment securities (within the meaning of the Investment Company Act), and investment securities amount to less than 1% of the consolidated assets of Ares Holdings L.P., none of the consolidated assets of Ares Domestic Holdings L.P., approximately 10% of the consolidated assets of Ares Offshore Holdings L.P., approximately 20% of the consolidated assets of Ares Investments L.P., and less than 2% of the consolidated assets of Ares Real Estate Holdings L.P.  Ares Management, L.P. intends to provide to the Staff under separate cover the fair values of the various categories of assets of each of the Ares Operating Group Entities as determined in good faith by the board of directors of Ares Management GP LLC, the general partner of Ares Management, L.P. and supported by an independent assessment of value conducted by Duff & Phelps, LLC.

Ares Management, L.P.

The sole assets of Ares Management, L.P. will be its interests in the Ares Operating Group Managing Entities and Ares Investments L.P. (and limited amounts of cash they may hold from time to time).

Ares Management, L.P. will directly own 100% of the voting securities (and 100% of all of the interests) of each of the Ares Operating Group Managing Entities, and such Ares Operating Group Managing Entities will accordingly be wholly owned subsidiaries of Ares Management, L.P. under section 2(a)(43) of the Investment Company Act.

The limited partners of Ares Investments L.P. have no right to select or remove Ares Management, L.P., which serves as the sole general partner of Ares Investments L.P. Therefore, Ares Management, L.P. will own 100% of the voting securities of Ares Investments L.P., and Ares Investments L.P. will accordingly be a wholly-owned subsidiary of Ares Management, L.P. under section 2(a)(43) of the Investment Company Act.

The Ares Operating Group Managing Entities and Ares Investments L.P. will be neither investment companies nor companies that rely on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act.  Accordingly, none of the assets of Ares Management, L.P. will be investment securities. In addition, Ares Management, L.P. notes that, for reasons analogous to those discussed in greater detail below in its analysis of the general partner interests in the Ares Group investment funds held by the wholly owned subsidiaries and majority-owned subsidiaries of the Ares Operating Group Entities, the general partner interests in Ares Investments L.P. held by Ares Management, L.P. are not securities for purposes of the federal securities laws, including the Investment Company Act.

Ares Operating Group Managing Entities

The sole assets of each of the Ares Operating Group Managing Entities (with the exception of limited amounts of cash such entities may hold from time to time) are general partner interests in each of the applicable Ares Operating Group Entities (other than Ares Investments L.P.).

The limited partners of each of the Ares Operating Group Entities have no right to select

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or remove the Ares Operating Group Managing Entity (or, in the case of Ares Investments L.P., Ares Management, L.P.) that serves as the sole general partner of such Ares Operating Group Entity. Therefore, the Ares Operating Group Managing Entities will own 100% of the voting securities of each of the Ares Operating Group Entities (other than Ares Investments L.P.) and such Ares Operating Group Entities will accordingly be wholly owned subsidiaries of the Ares Operating Group Managing Entities (and therefore of Ares Management, L.P.) under section 2(a)(43) of the Investment Company Act.  As explained above, Ares Investments L.P. is also a wholly owned subsidiary of Ares Management, L.P.  The Ares Operating Group Entities are neither investment companies nor companies that rely on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act.  Accordingly, the interests in the Ares Operating Group Entities held by the Ares Operating Group Managing Entities are not investment securities.  In addition, Ares Management, L.P. notes that, for reasons analogous to those discussed in greater detail below in its analysis of the general partner interests in the Ares Group  investment funds held by the wholly owned subsidiaries and majority-owned subsidiaries of the Ares Operating Group Entities, the general partner interests in the Ares Operating Group Entities held by the Ares Operating Group Managing Entities are not securities for purposes of the federal securities laws, including the Investment Company Act.

Ares Operating Group Entities

As noted above, as of March 1, 2014, on a pro forma basis giving effect to the Reorganization and the offering, investment securities amount to less than 22% of the total consolidated assets of each of the Ares Operating Group Entities.

Assets of the Ares Group

As noted above, Ares Management, L.P. intends to provide to the Staff under separate cover the fair values of the various categories of assets of each of the Ares Operating Group Managing Entities and each of the Ares Operating Group Entities as determined in good faith by the board of directors of Ares Management GP LLC, the general partner of Ares Management, L.P. and supported by an independent assessment of value conducted by Duff & Phelps, LLC.

Upon completion of the Reorganization and offering, the vast majority of the value of the assets of the Ares Group will be attributable to (1) investment advisory contracts with the Ares Group’s investment funds providing for the receipt by the Ares Group of management fees and incentive fees and contracts with the Ares Group’s portfolio companies providing for the receipt by the Ares Group of fees for the provision of administrative, consulting, advisory, transaction and other similar services;(5) (2) carried interest that takes the form of a general partner interest in the applicable Ares Group investment fund; or (3) capital interests in the Ares Group’s investment funds that take the form of a general partner interest in the applicable Ares Group investment fund.   Ares Management, L.P. does not believe that any of these categories of assets constitute investment securities.

(5)                                  We note that in a 1987 no-action letter, the Staff allowed the controlling person of an asset management business to use the fair value of that business, comprising primarily investment advisory contracts and goodwill, to determine whether the controlling person would be an investment company under what is now section 3(a)(1)(C) of the Investment Company Act.  Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *1—*3, *9—*10 (July 29, 1987).

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Contracts for Investment Advisory Transaction Advisory and Oversight Services.  As discussed in further detail on pages 112 and 121-125 of Amendment No. 1 under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business” and “—Overview of Combined and Consolidated Results of Operations,” the Ares Group enters into contracts with the Ares investment funds that provide for the receipt by the Ares Group of management fees and performance fees in exchange for the provision by the Ares Group of investment advisory services, as well as other fees in exchange for the provision by the Ares Group of administrative, consulting, advisory, transaction and other similar services to such funds.  In addition, the Ares Group enters into contracts with Ares portfolio companies that provide for the receipt by the Ares Group of fees in exchange for the provision by the Ares Group of administrative, consulting, advisory, transaction and other similar services.  These contracts are ordinary service contracts and not investment securities.

Carried Interests and Capital Interests Taking the Form of General Partner Interests.  As discussed in further detail on pages 204-205 of Amendment No. 1 under the caption “Business—Structure and Operation of our Funds,” the Ares Group conducts the sponsorship and management of certain of its investment funds through a partnership structure whereby the Ares Group organizes funds as limited partnerships  with the Ares Group entity that is a wholly owned subsidiary or majority-owned subsidiary of an Ares Operating Group Entity serving as the general partner. The fund general partner is responsible for the management and administration of the fund’s affairs and makes all policy and investment decisions relating to the conduct of the investment fund’s business.  The limited partners of the investment funds generally take no part in the conduct or control of the business of such funds.

The partnership agreements of the Ares investment funds typically provide that the fund general partner is entitled to carried interest in the event that specified investment returns are achieved by the fund.  In addition, and in accordance with standard practice in the alternative asset management industry, the fund general partner typically commits to fund a portion of the fund’s capital.

The courts and the Staff have consistently considered general partner not to be securities for purposes of the federal securities laws, including the Investment Company Act, when, as is the case here, the general partner retains actual control over the issuer of the interest.(6) As noted above, the partnership agreements of the Ares investment funds organized as limited partnerships vest virtually all control over the funds in the Ares Group entities that serve as their respective general partners.  Accordingly, the Ares Group’s general partner interests in the Ares investment funds are not investment securities under the Investment Company Act.  In certain limited circumstances, and primarily in connection with the initial seeding of new products and strategies, the Ares Group has made commitments to a fund as its general partner that represents

(6)                                  With respect to general partner interests in limited partnerships, see Williamson v. Tucker, 645 F.2d 404, 421—22 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981).  The Staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Investment Company Act.  See, e.g., Colony Realty Partners 1986, L.P., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 517, at *1 (Apr. 27, 1988); Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *2—*3 (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361, at *1—*2 (June 9, 1986); FCA Realty Fund, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2799, at *2 (Nov. 13, 1984).

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a substantial portion of the overall capital thereof.  Notwithstanding the presumption that general partner interests are not securities under the Investment Company Act, Ares Management, L.P. has treated general partner interests that represent 10% or more of a fund’s capital as investment securities for purposes of determining the investment company status of Ares Management, L.P. and each of the Ares Operating Group Managing Entities and Ares Operating Group Entities.

The Ares Group’s capital commitments as general partner to each Ares Group investment fund are determined separately with respect to each fund and, generally, are less than 5% of the total commitments of any particular fund.  The Ares Group determines the general partner capital commitments based on a variety of factors, including specific investor requirements and prevailing industry standards more generally.  In certain circumstances the Ares Group makes investments in an Ares investment fund as a limited partner.  For purposes of Ares Management, L.P.’s analysis under section 3(a)(1)(C) of the Investment Company Act, it has assumed that all of such limited partner interests the Ares Group may have in its funds are investment securities.  Moreover, certain of the Ares investment funds (most notably collateralized loan obligations, or CLOs, and the “permanent capital” funds described in Amendment No. 1) are organized in a corporate format where there is no general partner or equivalent.  As the sponsor and investment manager to such funds, the Ares Group, consistent with common practice in the industry, invests in those funds, in each case less than 10% of the capital of such funds.  Nonetheless, due to the lack of control of these funds by the Ares Group through an equity interest, Ares Management, L.P. has treated these investments as investment securities for the purposes of determining the Investment Company Act status of Ares Management, L.P. and each of the Ares Operating Group Managing Entities and Ares Operating Group Entities.

Ares Management, L.P. intends to provide to the Staff under separate cover a schedule detailing as of March 1, 2014, for each Ares Group investment fund, the values of the investments in these funds by the fund general partner, by the Ares Group in the form of a limited partner interest and by the third party investors in such funds.

Valuation Methodology

Ares retained Duff & Phelps, LLC to assist it in determining the values of the various assets of the Ares Group.

In its analysis, Duff & Phelps predominantly relied on an income approach, namely a discounted cash-flow approach (“DCF”), in its assessment of the value of various cash-flow streams of the Ares Group.  A DCF provides an estimate of value by discounting the expected cash flows of an asset or security to present value at a discount rate commensurate with the timing and risk of collecting the projected cash flows and entails essentially a two-step process: (1) projecting the cash flows using assumptions either provided by management or through publicly available sources and (2) discounting the expected cash flows to present value at a rate that reflects the time value of money and risk of collecting the expected cash flows.

In addition, Duff & Phelps utilized a market approach, namely a market multiple approach, to corroborate on a macro basis the results of the income approach. The market approach indicates the value of a business (or asset) by using the market value of comparable publicly traded companies to estimate the value of the subject business or asset.

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The above-described approaches were selected because they are well established and widely utilized methodologies for valuing businesses and assets of the type comprising the Ares Group.

Ares Management, L.P. is not a Fund of Funds

An investor in the common units of Ares Management, L.P. owns an investment in an operating company and not in a fund of funds entity.  The nature of the Ares Group’s business, its risks and its economics are fundamentally different than those of a fund of funds.  As more fully set forth in Amendment No. 1, the Ares Group is a leading global alternative asset manager providing a range of investment management services to investors. Unlike a fund, the Ares Group’s focus is principally on the business of managing third-party capital as compared to its own assets. As of December 31, 2013, the Ares Group had approximately 700 employees in 15 offices across the United States, Europe and Asia. A typical fund of funds has no operating office and few or no employees.  This fundamental difference in the nature of the Ares Group’s business is reflected in the risks described in Amendment No. 1, which differ significantly from the risks described in the private placement memorandum of a typical fund of funds.  In addition, the value of Ares Management, L.P.’s common units is not simply an allocation across a number of funds, but is based on the cash flow that Ares Management, L.P., as an operating company, will receive.  An investor’s return and value in his or her investment in the common units of Ares Management, L.P. is simply not the same economically as that of an investment in a fund of funds.  An investor in Ares Management, L.P. will benefit from the Ares Group’s receipt of management fees, fees for the provision of administrative, consulting, advisory, transaction and other similar services, incentive fees and carried interests, none of which are income streams shared by investors in underlying Ares investment funds, which investors receive only their percentage interests of the actual return of the underlying funds (less the manager’s management fees and incentive fees and carried interests).  As Andrew J. Donohue, former Director of the Division of Investment Management, pointed out in testimony before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives concerning initial public offerings of managers of hedge and private equity funds, “it is important to consider that the public investors are buying a share of the entity managing these funds, rather than a share in the underlying funds.” (7)

2.                                      Please explain whether the offering by Ares Management L.P. should be considered an indirect offering of the Ares investment funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Response to Comment 2:

Pursuant to Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”), Ares Management, L.P. would be engaged in the “distribution” of securities of the Ares Group’s investment funds under section 2(a)(11) of the Securities Act if the “chief part” of its business consisted of purchasing the securities of one or more Ares investment funds and selling its

(7)                                  Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds (July 11, 2007) at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm

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common units to the public to furnish the proceeds with which to acquire additional securities of the Ares Group’s investment funds.

Section 48(a) of the Investment Company Act makes it unlawful for any person, directly or indirectly, to do through or by means of any other person anything that would be unlawful if done by that person itself.  The Staff has taken the position that any issuer whose investors consist of non-qualified investors and that was formed for the purpose of investing in a private fund may result in a violation of section 48(a).   The Staff has considered that determining whether an issuer is “formed for the purpose” of investing in a private fund depends on the surrounding facts and circumstances.  While not a strict limitation, the Staff has generally concluded that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.

Ares Management, L.P. does not believe that the public offering of common units of Ares Management, L.P. is an indirect offering of the Ares Group’s investment funds pursuant to Rule 140 under the Securities Act or section 48(a) of the Investment Company Act.  As disclosed in Amendment No. 1, the Ares Group manages in excess of 140 investment funds, and far less than 40% of the value of Ares Management, L.P. is represented by indirect interests in any particular Ares Group investment fund.

Further, as discussed above in the Company’s response to Comment 1, the substantial majority of the Ares Group’s investments in the Ares Group investment funds is represented by general partner interests in the funds, which interests are not securities for the purposes of the federal securities laws, including the Securities Act and the Investment Company Act.  Moreover, the largest share of the Ares Group’s income is and will continue to be derived from the management of third-party assets in the Ares Group’s investment funds and not from the investment of its own capital in the funds.

Accordingly, the “chief part” of Ares Management, L.P.’s business is not purchasing securities of any Ares Group investment fund or selling securities to the public to furnish the proceeds with which to acquire additional securities of any Ares Group investment fund, and Ares Management, L.P. was not “formed for the purpose” of investing in any Ares Group investment fund.  Therefore, the Company submits that the public offering of its common units is not an indirect offering of any Ares Group investment fund.

Capitalization, page 94

3.                                      We note your response and revision related to our prior comment 13; however we do not see how you have addressed our comment in its entirety.  We are reissuing our comment in part; please revise your pro forma presentation to disaggregate your material proforma adjustments (e.g. reorganization, offering, adjustments for non-controlling interests, etc.).

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on pages 95-96 of Amendment No. 1 to disaggregate its material pro forma adjustments.

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Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition, page 102

Note 1.  Reorganization and Other Adjustments, page 102

Note (d), page 102

4.                                      We note your response to our prior comment 17.  Although we understand that the cash distribution to existing owners will be made prior to the offering and will be made from available liquidity, it is not clear to us why pro forma presentation is unnecessary.  We also note the reorganization and conversion of certain equity issuances (e.g. class D units) will result in a significant change in capitalization at or prior to the IPO.  Please revise to provide a proforma presentation (i.e. within your historical financial statements) consistent with the guidance of SAB Topic 1B.3 in your next amendment.

Response to Comment 4:

With respect to the distribution to existing owners that will be made prior to the offering, the Company has revised its disclosure on page 102 of Amendment No. 1 to reflect the use of cash as previously disclosed in footnote (d) under “Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition.”

With respect to the Reorganization and conversion of mandatorily convertible preferred membership interests (“membership interests”) currently held by Alleghany Insurance Holdings LLC, the Company directs the Staff to the Company’s response to Comment 19 for a description of and accounting analysis with respect to the treatment of these interests. These interests represent a 6.25% non-controlling interest in AHI, AI and consolidated subsidiaries prior to the offering. The Company advises the Staff that, in connection with the Unitization, the membership interests will be recapitalized into Ares Operating Group Units and will cease to exist. Immediately following the Unitization and prior to the offering, the holder will continue to hold a 6.25% non-controlling interest in Ares Operating Group Units.  As a result, there is no change in capitalization at or prior to the offering, and a pro forma adjustment is not necessary.

Note 2.  Offering Adjustments, page 105

Note (l), page 106

5.                                      We note your response to our prior comment 20.  Explain to us how you determined the adjustment for repayment of the revolving credit facility meets the criteria of Article 11 (i.e. factually supportable).  Alternatively, we would not object to footnote disclosure only.

Response to Comment 5:

The Company advises the Staff that it has considered Article 11 “factually supportable” and Section 3310.3 of the SEC Financial Reporting Manual which states that it is generally not appropriate to make pro forma adjustments to reflect “actions taken by management…, including termination of employees, closure of facilities, and other restructuring charges.”  As such, the

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April 4, 2014

Company has revised its disclosure on page 105 of Amendment No. 1 to remove the adjustment from the face of the pro forma statements of operations and provide a disclosure in the footnotes to the pro forma statements of operations for such adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 112.

Managing Business Performance, page 118

Assets Under Management, page 119

6.                                      We note your response to our prior comments 23 and 24.  Please expand your rollforward and related discussions of fee earning AUM and AUM (as well as within your segment disclosures) to separately present distributions and redemptions.

Response to Comment 6:

The Company has revised its disclosure on pages 144, 145, 147, 154, 155, 156, 162, 163, 164, 169, 170 and 171 of Amendment No. 1 in response to the Staff’s comment.  The Company advises the Staff that it has not expanded the rollforward to separately present distributions and redemptions as redemptions have not been, are not and are not expected to be, material to the Company’s AUM and fee earning AUM.  As such, the Company does not believe that a separate presentation would be meaningful to investors.

Results of Operations, page 127

Combined and Consolidated Results of Operations, page 127

7.                                      We note your response to our prior comment 31 and your enhanced discussion of performance fees and the trends that you believe will materially affect future results of operations.  However, it remains unclear how the changes in the investment strategies and concentrations of your AUM have impacted your results.  Please expand your disclosure to discuss the key market factors that positively or negatively impacted the fair values of your AUM and explain whether fair values generally increased (decreased) across your portfolio or whether it varied by fund and/or industry and if so, why.  Also discuss any funds which have significantly impacted your AUM due to market appreciation/(depreciation).

Response to Comment 7:

The Company advises the Staff that it believes in most instances, the performance of individual investment funds will not be material to an understanding of its results of operations. The Company manages investments in more than 140 funds across a spectrum of strategies. In Amendment No. 1 under “Business—Investment Groups,” the Company outlines the general investment strategies and sub-strategies for its groups. Each fund may have a specific strategy to enhance its individual value, however, no individual strategy or group of strategies has had a direct material impact on the changes in the Company’s results of operations. In addition, the funds that the Company manages pursue a wide array of investments across industries, asset

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classes and geographies. As such, the Company does not believe that changes in investment strategy or concentration are ordinarily material drivers of its performance. However, as the Company launches new funds, strategies or and/or segments, those changes may be relevant to an understanding of its performance. The Company has provided and will provide fund- and strategy-level disclosures in those instances where such disclosures are material to an understanding of its consolidated or segment results of operations.

The Company also advises the Staff that it considers market appreciation/(depreciation) together with other items to calculate change in fund values and that market appreciation/(depreciation) is not calculated separately, and directs the Staff to the tables on pages 121, 123, 144, 146, 154, 155-156, 162, 163, 169 and 170 of Amendment No. 1 listing the components of change in fund values, which include realized and unrealized gains (losses).  The Company has clarified its disclosure on pages 144, 145, 146, 147, 154, 155, 156, 162, 163, and 169 of Amendment No. 1 by replacing references to market appreciation to change in fund value.  Overall movement in fund values is low relative to total AUM, particularly in fixed income and credit funds, and no individual fund or industry has significantly impacted AUM due to changes in fund value or market appreciation or depreciation.  However, in response to the Staff’s comment, the Company has expanded its discussion of the results of operation of its investment groups on pages 144, 145, 146, 147, 154, 155, 156, 162, 163, and 169 of Amendment No. 1 to address changes in fund value across the sub-strategies within each group and with respect to certain significant funds.  The Company advises the Staff that the market factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends Affecting Our Business” are those that have affected these changes and the fair values of the Company’s AUM, and that fair values have generally increased across the Company’s portfolio.  In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 1 to more specifically indicate that these trends affect the fair value of the Company’s AUM.

8.                                      Please revise your disclosure to discuss the reasonable likelihood of attaining specific thresholds in future periods to earn performance fees for any individual fund(s), and if the realization or non-realization of such could have a material impact on the future results of operations. The timing and probability of future realization events should also be discussed.

Response to Comment 8:

The Company advises the Staff that it has previously provided risk disclosures regarding the difficulty in predicting performance fees or realization events and the volatility of investment returns of most of its funds.  In response to the Staff’s comment, the Company has revised its disclosure on pages 125-126 of Amendment No. 1 to provide a reference to the section “Risk Factors” and discuss the uncertainty and predictability of attaining the specific thresholds and realization of investments, as well as the impact on the Company’s results.  The Company also notes that due to the predominance of management fees as compared to performance fees as a composition of total fee revenue, the Company believes the non-realization of performance fees for any one individual fund would not have a material impact on future results of operations.

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Results of Operations by Segments, page 138

Fund Performance Metrics for the Year Ended December 31, 2013

9.                                      We note from your response to our prior comment 38 that you determined that a fund that has contributed at least 1% of the Company’s total management fees for the applicable period is a significant fund, which includes ten of your investment funds across all four operating segments.  Please consider expanding your criteria for identifying significant investment funds for each segment (e.g. fund’s total AUM, funds that contributed significantly to your total segment performance fees as well as each segment’s economic net income (loss).)

Response to Comment 9:

The Company advises the Staff that it has considered expanding the criteria for identifying significant investment funds but continues to believe that the significance of the funds should be measured on the basis of the contribution of more than 1% of total management fees.  Specifically, the Company considered average fee earning AUM and average AUM and certain other metrics, including those noted by the Staff.  The Company notes that measuring significance on the basis of either average fee earning AUM or average AUM does not yield a meaningfully different group of funds.  As of December 31, 2013, seven of the Company’s significant funds are also in the top ten funds as measured by average fee earning AUM and six of the Company’s significant funds are also in the top ten funds as measured by average AUM.  The remaining funds with the greatest fee earning AUM and AUM are generally newer funds, which have not met the significant fund threshold primarily because the Company has been earning management fees on such funds for only a portion of 2013. Most of these newer funds are expected to become significant funds on the basis of their contribution to management fees (and therefore would be included in the fund-level performance disclosure) in future periods.

Further, for the year ended December 31, 2013, the Company’s ten significant funds represented approximately 55% and 54% of the Company’s average fee earning AUM and average AUM, respectively.  The significant majority of the Company’s remaining AUM is divided among its more than 130 other funds.  As such, the Company believes that measuring significance on the additional basis of fee earning AUM and AUM would not be helpful to investors and that management fees are the most meaningful indicator of a fund’s actual contribution to segment and total fee revenue.  As noted previously, management fees represented 84% of total fee revenue for the year ended December 31, 2013 and the significant funds represented approximately 70% of the total management fees for such period.

In addition, the Company does not believe that fund-level performance fees would be meaningful to investors because performance fees represent a relatively small portion of total fee revenue (i.e., less than 16% of total fee revenue for the year ended December 31, 2013).  The Company advises that it is unable to provide economic net income at a fund level because segment-level economic net income includes expenses that are shared across each segment and not allocated to particular funds.

To provide investors with additional information on the funds in each of its four segments, the Company has revised its disclosure to present performance information for significant funds (i.e., funds that contributed at least 1% of the Company’s total management

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fees), together with one or more additional (non-significant) funds in a segment representing the greatest amount of management fees for each sub-strategy within that segment. These criteria result in disclosure of performance information for at least one fund within each segment’s sub-strategies.  The Company believes this information is helpful to investors to demonstrate the Company’s performance across strategies within its operating segments and notes that each of these funds is material to its sub-strategy and segment.  However, because these additional funds do not currently contribute materially to the management fees or total fee revenue of the Company, the Company believes they are neither material nor significant to understanding the Company’s financial results. Accordingly, their results have not been included in the financial information for the significant funds that is included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1.

10.                               For those investment funds that are significant, please enhance your disclosures to provide additional fund metrics that will provide meaningful information regarding your revenues recorded each period.  For example, consider providing the following:

•                  a description of the overall strategy involved in the investment, including the timing, thresholds and significant assumptions involved in managing the investment; and

•                  a disclosure of the investments that have been realized and have not yet been realized.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised its disclosure on pages 149-150, 158, 165 and 171-172 to Amendment No. 1 to add a column disclosing the strategy of each fund and provide textual disclosure around the investment strategy of such funds.

In addition, in response to the Staff’s request for information about realized and unrealized investments of its significant funds, the Company has revised its disclosure on pages 150, 159, 166, 172 to Amendment No. 1 to provide additional disclosure about each group’s significant funds, and other funds, that are structured as closed-end private commingled funds. The information presented includes metrics in addition to returns that are helpful to understanding the performance and realization cycle of such fund types.  Closed-end private comingled funds can typically be compared with peers in a similar strategy on a vintage basis by pace of distributing proceeds and multiple of invested capital. The Company notes that such information has not been presented for its significant funds that are not closed-end private comingled funds, as the other fund types, like an open-end credit hedge fund or managed account, have notably different fund structures and directives around return versus re-investment of proceeds, and mandates may be highly specialized from fund to fund even within a similar strategy.

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Business, page 188

Investment Groups, page 189

11.                               We note your response to comment 48.  However, the disclosure should clarify that the investment groups do not outperform the market indices every single year.  We are not suggesting that you present performance relative to market indices for each year, but that you balance the disclosures to clarify that your funds have also experienced some down years.

Response to Comment 11:

The Company has revised its disclosure on pages 196-197 and 198 of Amendment No. 1 in response to the Staff’s comment.

Material U.S. Federal Tax Considerations, page 263

12.                               We note your revised disclosure indicates that Proskauer Rose LLP has provided an opinion that Ares Management will be treated as a partnership for federal tax purposes and that Ares Real Estate Holdings has been organized in conformity with the REIT requirements.  Please revise to indicate that it is Proskauer Rose LLP’s opinion that Ares Management will be treated as a partnership and Ares Real Estate Holdings was organized in conformity with the REIT requirements.  To the extent the opinion makes assumptions related to future facts or conduct, these assumptions should be limited and reasonable.

Response to Comment 12:

The Company has revised its disclosure on pages 77, 273 and 276 of Amendment No. 1 in response to the Staff’s comments.  The Company submits that the assumptions and qualifications are limited and reasonable and do not assume the tax consequences at issue.

Financial Statements

Ares Holdings Inc. And Ares Investments LLC, page F-6

General

13.                               We note your disclosure on page F-78 (Note 11.  Related Party Transactions) that substantially all of your revenue is earned from related parties.  Please revise to clearly present on the face of your financial statements (and elsewhere throughout your registration statement, as applicable) such related party transactions.  Refer to Rule 4-08(k) of Regulation S-X.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised its disclosure on page F-7 of Amendment No. 1 to add a footnote to its statement of operations to disclose that substantially all revenue is earned from affiliated funds. The Company has added similar disclosure within its significant accounting policies on pages F-18 and F-19 of Amendment No. 1 to further clarify that substantially all management fees and performance fees are earned from affiliated entities.

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Notes to the Combined and Consolidated Financial Statements, page F-11

Note 2.  Summary of Significant Accounting Policies, page F-11

Principals of Consolidation, page F-11

14.                               Please revise your consolidation policy to clarify whether any of your funds qualify for the deferral of the current consolidation guidance and describe which funds qualify for this deferral.

Response to Comment 14:

The Company has revised its principles of consolidated accounting policy on page F-12 of Amendment No. 1 in response to the Staff’s comment.

15.                               We note from your response to our prior comment 54 that 100% of the CLOs you manage are VIEs and are consolidated.  We also note from your disclosure on page F-12 that you consolidate CLOs for which you are deemed to be the primary beneficiary. Please tell us whether you hold investments in any CLOs where you determined that you are not the primary beneficiary and, therefore, do not consolidate.  Provide the basis for your conclusion.

Response to Comment 15:

The Company advises the Staff that it consolidates 100% of the CLOs that it manages whether or not it holds an investment in a CLO.  No circumstances exist in which the Company does not consolidate the CLOs it manages.

Management Fees, Page F-17

16.                               We note your response to our prior comments 28 and 57, particularly your classification of ARCC Part I Fees as management revenues.  While we understand the “predictability” and “recurrence” aspect as you stated in your response; the attributes to the computation of ARCC Part I Fee revenues as we understand it (e.g. revenues based on performance and subject to hurdle rates; that are impacted by fund performance and returns) appear significantly different than the attributes of your management fees (e.g. generally based on a defined percentage of fair value of assets of the investment portfolios managed).

That said, we continue to question whether your ARCC Part I Fee revenues should be reported apart from your management fee revenues.  Explain to us how the ARCC Part I Fees are computed and provide us with an example computation along with any investment advisory and management agreements.

Response to Comment 16:

The Company advises the Staff that as requested it has included in this response an example computation of ARCC Part I Fees and the information regarding how the ARCC Part I

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Fees are computed in more detail below.  In addition, the Company notes that it has supplementally provided to the Staff a link to the EDGAR filed copy of the ARCC investment advisory and management agreement.

The Company is entitled to receive the following types of fees from ARCC:

•                  Base management fees, which are calculated at an annual rate of 1.5% based on ARCC’s total assets (excluding cash and cash equivalents);

•                  ARCC Part I Fees, which are calculated as 20% of ARCC’s net investment income, subject to certain adjustments if ARCC’s net investment income does not exceed certain amounts; and

•                  ARCC Part II Fees, which are calculated as 20% of ARCC’s realized capital gains, if any, on a cumulative basis from inception through the end of the relevant fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid ARCC Part II Fees.

The Company has revised its disclosure in Amendment No. 1 to further clarify that the Company classifies revenues associated with the base management fees and ARCC Part I Fees as “management fees” and classifies revenues associated with ARCC Part II Fees as “performance fees.”

The Company believes that its presentation of ARCC Part I Fee revenues as part of its management fee revenues is both understandable and informative to investors.  As noted in the Company’s response to prior comment 57, when the Company considered how to most fairly present its ARCC Part I Fees, it considered certain of their characteristics, most notably that they are predictable and recurring in nature, are not subject to repayment (or clawback) and are generally cash-settled each quarter. The Company also noted that such fees have been earned and accrued quarterly since ARCC’s IPO in October 2004, and thus have proven to be a stable source of revenue, similar to management fees.  The Company has enhanced its disclosures in Amendment No. 1 and the Company’s financial statements to make plain to potential investors that the ARCC Part I Fees are included in “management fees” and believes a reasonable investor will understand that such fees are included therein.

Presentation Analysis

The Company believes that its presentation of  ARCC Part I Fee revenues as part of its management fee revenues is consistent with GAAP.  In making this determination, the Company considered a number of factors, including:

•                  Frequency — ARCC Part I Fees are calculated and earned each quarter, which is consistent with the base management fees under the investment advisory and management agreement.

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•                  No Clawback — ARCC Part I Fees contain no clawback provisions.   The Company is not under any obligation to reimburse ARCC for any part of the ARCC Part I Fees that the Company receives (even in the event that ARCC never actually receives the income to which such fees relates).

•                  No High Watermark — ARCC Part I Fees contain no high watermark provisions.

•                  Stability — The Company has earned ARCC Part I Fees for each quarter since ARCC’s IPO in October 2004.   The stable nature of the ARCC Part I Fees is due in part to the diverse, high-quality, senior-secured nature of ARCC’s investment portfolio.  As of December 31, 2013, ARCC’s investment portfolio totaled $7.6 billion at fair value, including $6.8 billion in debt and other income producing securities earning a yield of 10.4%.  In addition, ARCC has consistently paid quarterly dividends to its stockholders from its net investment income (i.e., after all expenses, including ARCC Part I Fees) since ARCC’s initial public offering in October 2004.

•                  Predictability — ARCC’s Part I Fees are based on ARCC’s net investment income before ARCC Part I Fees and ARCC Part II Fees and therefore do not include any realized capital gains, realized capital losses, unrealized capital appreciation, unrealized capital depreciation or income tax expense related to realized gains.  Because ARCC actively manages the yield on its investments, on the one hand, and the cost of its debt capital and other expenses, on the other hand, there is a high level of predictability in connection with the ARCC Part I Fees.  Indeed, it is possible that the Company may earn ARCC Part I Fees in a quarter where ARCC incurs a loss. For example, if ARCC has net investment income before ARCC Part I and Part II Fees in excess of the hurdle rate for a quarter, the Company will earn ARCC Part I Fees even if ARCC has incurred a loss in that quarter due to realized and/or unrealized capital losses.  This feature of the investment advisory and management agreement is consistent with agreements in place across the competitive landscape in which ARCC operates.

•                  Track Record - The Company has earned ARCC Part I Fees for each quarter since ARCC’s initial public offering in October 2004. ARCC’s quarterly net investment income as a percentage of net assets for the last five years has ranged from 2.53% to 3.91%, comfortably above the quarterly hurdle rate of 1.75%.

ARCC Part I Fee Calculation

ARCC Part I Fees are calculated and payable quarterly in arrears based on ARCC’s net investment income (before ARCC Part I Fees or ARCC Part II Fees) for a particular quarter. The Company earns ARCC Part I Fees each calendar quarter as follows:

•                  no ARCC Part I Fees in any calendar quarter in which ARCC’s net investment income does not exceed the hurdle rate of 1.75%;

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•                  100% of ARCC’s net investment income with respect to that portion of such net investment income, if any, that exceeds the 1.75% hurdle rate but is less than 2.1875% in any calendar quarter. This portion of ARCC’s net investment income (which exceeds the hurdle rate but is less than 2.1875%) is referred to as the “catch-up” provision. The “catch-up” is meant to provide the Company with 20% of the net investment income as if a hurdle rate did not apply if this net investment income exceeded 2.1875% in any calendar quarter; and

•                  20% of the amount of ARCC’s net investment income, if any, that exceeds 2.1875% in any calendar quarter.

Below is the calculation of the ARCC Part I Fees for the quarter ended December 31, 2013.

ARCC Part I Fee		For the Quarter Ending
($ in thousands)		12/31/2013
Net investment income for the quarter (1) [A]		$145,002
Net investment income return on net assets:
Net assets at end of prior quarter (2) [B]		4,523,395
Net investment income as a % of net assets (= [A]/[B])		3.21%
Calculation of ARCC Part I Fee: (3)
100% of amounts above low hurdle rate of	1.7500%
And less than or equal to high hurdle rate of	2.1875%	19,790

20% of net investment income exceeding high hurdle rate		9,211
Total Part I Fee		$29,001

(1) Net investment income for purposes of this calculation is net investment income before income taxes related to realized gains, ARCC Part I Fees and ARCC Part II Fees.

(2) Beginning weighted average net assets is total assets less principal debt outstanding adjusted for any share issuances including DRIP shares issued.

(3) If net investment income as a % of net assets is greater than 1.75%, then take 100% of ARCC’s net investment income with respect to that portion of such net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter. This portion of ARCC’s net investment income (which exceeds the hurdle rate but is less than 2.1875%) is referred to as the “catch-up” provision. The “catch-up” is meant to provide the Company with 20% of the net investment income as if a hurdle rate did not apply if this net investment income exceeded 2.1875% in any calendar quarter.

Summary

For the reasons set forth above, the Company believes that its presentation of ARCC Part I Fee revenues as part of its management fee revenues fairly present the Company’s management fees in a manner that is both understandable and informative to investors.  The Company believes that the proposed disclosure in Amendment No. 1 regarding including ARCC Part I Fees as “management fees” is accurate and complete and that investors benefit from a presentation that is tailored specifically to how the industry is evaluated.  Furthermore, the

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Company believes a reasonable investor will understand that the Company is including the ARCC Part I Fees in its management fees.

Note 6. Derivative Financial Instruments, pages F-52

17.                               We note from your tables presented on pages F-62 and F-63 that although you generally present derivative and other instruments on a gross basis, certain instruments are subject to enforceable master netting arrangements which allow for the derivative and other financial instruments to be offset.  Please revise your future filings to disclose the terms of the master netting arrangements and describe the types of rights of setoff and similar agreements, including the nature of those rights.  Refer to ASC 210-20-55-14.

Response to Comment 17:

The Company has revised its disclosure on page F-52 of Amendment No. 1 in response to the Staff’s comment and will continue to make such disclosure in its future filings.

18.                               In addition to our comment above, for gross amounts not offset in the statements of financial condition, clarify in your disclosure whether these amounts include those that meet the guidance in either ASC 210-20-45 or ASC 815-10-45 to qualify for offsetting but management elects not to offset.

Response to Comment 18:

The Company has revised its disclosure on pages F-63 and F-64 of Amendment No. 1 in response to the Staff’s comment.

Note 12.  Stockholders’ Equity and Members’ Capital, page F-79

19.                               We note from your response to our prior comment 22 that in connection with the Unitization, the mandatory convertible preferred class D units will be recapitalized into Ares Operating Group Units and will cease to exist.  We also note from your disclose on page F-8- that upon completion of an IPO these units will be mandatorily converted into 6.25% of the common equity of the Company.  Please address the following.

•                  Revise your disclosure to provide a comprehensive description of the convertible preferred class D units, including any substantive terms, the number of units issued and the number of units they will be converted to at the time of IPO.

•                  Explain more clearly what you mean by …”converted into 6.25% of common equity”.

•                  Provide us with your accounting analysis at the issuance of these units, including a discussion on how you accounted for the mandatorily convertible feature at issuance.

•                  Clarify how and where such units are currently reflected in your financial statements (e.g. statements of financial condition and statements of changes in equity).

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Response to Comment 19:

The Company directs the Staff to its revised disclosure on page F-82 of Amendment No. 1, as provided below for the Staff’s reference.

“In July 2013, AI and AH (a subsidiary controlled by AHI), each issued a non-voting, mandatorily convertible membership interest (the “membership interest”) to Alleghany Insurance Holdings LLC (“Alleghany” or the “Equity Holder”) in exchange for an aggregate purchase price of $250 million. The membership interests represent 6.25% of all equity interests of AI and AH and are presented as non-controlling interests in AHI, AI and consolidated subsidiaries within the statements of financial condition. The Equity Holder has the option to convert its preferred membership interests into common membership interests in whole, but not in part, at any time until the date that is 30 days after delivery by the Company of a redemption notice. A redemption may be effected only by the Company (and not by the Equity Holder) beginning on the earlier of (i) the 30th day after the 5th anniversary of the issue date or (ii) the consummation of a change of control. Upon the completion of a qualified initial public offering (an “IPO”), the Equity Holder’s membership interest will mandatorily convert into a corresponding common equity interest in the Company, with a fair value immediately after conversion equal to the fair value of the membership interest immediately prior to conversion. Until conversion into common membership interests, the Equity Holder is entitled to the greater of (1) a minimum cumulative distribution of no less than 5% per year and (2) distributions made to all equity holders on a pro rata basis (i.e., 6.25%). In the event of liquidation of AH and AI prior to an IPO, the Equity Holder would be entitled to receive its initial investment amount, plus its minimum 5% distribution preference, to the extent unpaid. The redemption price is an amount in cash such that the internal rate of return for the Equity Holder with respect to the membership interest being redeemed equals 10% per annum (the “Redemption Price”).”

In addition, the Company advises the Staff that it has removed the language regarding Class D units as the equity structure of the Company is not currently presented on a unitized basis.

The Company’s accounting analysis included the evaluation of the following accounting guidance:

•                  ASC 470-20, Debt with Conversion and Other Options

•                  ASC 480, Distinguishing Liabilities from Equity

•                  ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities

•                  ASC 815, Derivatives and Hedging

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•                  ASC 815-10-S99-3, SEC Staff Announcement: Determining the Nature of a Host Contract Related to a Hybrid Instrument Issued in the Form of a Share Under Topic 815

The Company concluded that the mandatorily convertible preferred equity should be recorded at fair value as a component of permanent equity.  A summary of the Company’s analysis is provided below at the Staff’s request:

I.             ASC 480 Analysis

ASC 480-10-25 requires three types of freestanding instruments to be classified as a liability:

(1)         Shares that are mandatorily redeemable;

Analysis: The membership interests do not embody an unconditional obligation requiring the Company to redeem the interests on a specified or determinable date or upon an event that is certain to occur.  Rather, the membership interests are only optionally redeemable by the Company, after the passage of time or upon the occurrence of a change of control.

(2)         Financial instruments, other than outstanding shares, that have obligations to repurchase the entity’s own shares by the transfer of assets; and

Analysis: This guidance is not applicable as the membership interests are “outstanding shares.”

(3)         Financial instruments issued in the form of a share that have an unconditional obligation that the issuer may settle by issuing a variable number of its equity shares

Analysis: The Company’s obligation to deliver common equity interests upon conversion of the membership interests is conditional upon (1) the Equity Holder electing to convert or (2) the occurrence of an IPO.  Therefore, while the Company may be obligated to deliver a variable number of common equity interests upon conversion (i.e., a number of common equity interests that equal the same percentage of the Company’s equity interests that the membership interests represented prior to conversion) because the obligation is not “unconditional” this provision is not applicable.

Conclusion:

The membership interests are not within the scope of ASC 480-10-25.

II.            ASC 815 and ASC 815-10-S99-3 Analysis

An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to ASC 815 if and only if all of the following criteria are met:

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(1)         The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

(2)         The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings.

(3)         A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

To determine whether there are any features that require bifurcation from the membership interests — in particular, whether the features are “clearly and closely related” to the host contract — it is first necessary to determine the nature of the host contract, given that the membership interests embody characteristics of both debt and equity instruments.

Nature of the host

ASC 815-10-S99-3 requires the use of judgment in determining whether the characteristics of a host contract related to a hybrid financial instrument (preferred membership interest) issued in the form of a share are more akin to a debt or equity instrument. The Company considered and evaluated all of the key terms and features of the Equity Holder’s membership interest as follows in making the determination that the membership interests are more akin to equity:

•                  Perpetual term: The membership interests do not have a stated maturity, which is more akin to equity as it aligns with holding a residual interest in an entity.  Also, there are no redemption features exercisable by the Equity Holder, and redemption is only possible by the Company beginning at the earlier of i) 30 days after the 5th anniversary of the issue date and ii) a consummation of a change in control of the Company.

•                  Dividends: The Equity Holder is entitled to the greater of (1) a minimum distribution preference and (2) participation in distributions to holders of common equity interests on an as-converted pro rata basis. This participation is more akin to equity as distributions on the membership interest are participating in nature, may be deferred indefinitely and may fluctuate from time to time.  In addition, it is noted that distributions to the Company’s equity holders have historically been in excess of the minimum distribution preference.

•                  Conversion rights: This feature is more akin to equity as the membership interests are mandatorily convertible into common equity interests upon an IPO or any time upon the option of the Equity Holder, which results in a continuation of the Equity Holder’s residual interest in the entity.

U.S. Securities and Exchange Commission

April 4, 2014

•                  Voting rights:  There are no voting rights associated with the membership interest, which may be more akin to debt. However, it is also noted that the only non-employee holder of common equity membership interests of the Company which holds an ownership interest larger than the Equity Holder’s interests, also does not have voting rights.

•                  Minority Protections: Similar to the rights held by the holder referenced above, the Equity Holder has protective minority provisions that require the Company to first obtain the approval of the Equity Holder before entering into certain transactions that could impact the standing of the membership interests.

Based on the analysis of the key features above, the membership interests are deemed to be more “equity-like” given the (1) perpetual term, (2) the participation in earnings with common equity on an as-converted pro rata basis and (3) the optional and mandatory conversion rights.

Bifurcation Analysis of embedded features given an equity host:

(1)         Optional or mandatory conversion: These conversion features both (a) embody direct exposure to equity prices (i.e., as the fair value of the underlying interest increases, the value of the embedded feature increases) and (b) settle in common shares which represent a residual interest in the Company.  As such, it was concluded that the conversion features possess principally economic risks and characteristics that are consistent with the “equity-like” host, which itself is a residual interest in the entity.  As a result, bifurcation is not required for these features.

(2)         Optional redemption by the Company with the passage of time or upon change of control: According to ASC 815-15-25-20, a call option that enables the Company to repurchase equity instruments for cash or other assets is not clearly and closely related to such equity instrument.  However, when evaluating if this feature meets the definition of a derivative pursuant to ASC 815-10-15-83, the “net settlement” criterion is not met as exercise involves the gross physical exchange of membership interests and cash, with the former not readily convertible to cash.  As a result, bifurcation is not required for this feature.

III.          ASC 470-20 Beneficial Conversion Feature Analysis:

Pursuant to ASC 470-20, a beneficial conversion feature (or “BCF”) exists when a company issues convertible securities with a non-detachable conversion feature that is in-the-money at the commitment date. At inception, there were no beneficial conversion features in the case of the membership interests held by the Equity Holder because the effective conversion price at the issuance date (i.e., the commitment date) was equal to the fair value of the common equity interest into which the membership interests were convertible at the issuance date (i.e. the membership interests are not in-the-money).

ASC 470-20 also addresses convertible securities with conversion prices that are variable based on future events, such that a conversion feature that is not beneficial at the issuance date may become beneficial upon the occurrence of future events. The Company has reassessed (and will continue to reassess) the

U.S. Securities and Exchange Commission

April 4, 2014

previous BCF computation based upon the proposed adjustments in connection with the planned offering, and has concluded that the effective conversion price continues to be equal to or in excess of the fair value of common equity interests at the issuance date.

Therefore, the conversion feature does not represent a beneficial conversion feature of the Equity Holder’s membership interests.

IV.          ASC 480-10-S99 Redeemable Securities Analysis:

ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable:

(1)         at a fixed or determinable price on a fixed or determinable date;

(2)         at the option of the holder; or

(3)         upon the occurrence of an event that is not solely within the control of the issuer.

The membership interests are redeemable at the Redemption Price by the Company in whole or part at any time, beginning on the earlier of (i) the 30th day after the 5th anniversary of the issue date or (ii) a sale of the Company. The membership interests are not redeemable at the option of the Equity Holder.  Further, the Equity Holder does not directly or indirectly control the Board of Directors and, therefore, does not have the ability to force redemption by way of exercising the Company’s redemption right through such control or other voting rights.

Because the membership interests do not meet any of the criteria above, they are not required to be reported outside of permanent equity.

Exhibit 8.1

20.                               We note the short form tax opinion filed as exhibit 8.01 indicates that the opinion is an accurate summary of the tax matters described in your registration statement.  Please note a short form opinion must clearly state that the tax discussion in the registration statement is the opinion of counsel, as opposed to indicating it is an accurate summary of counsel’s opinion.

Response to Comment 20:

The Company has filed a revised form of tax opinion as Exhibit 8.1 to Amendment No. 1 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

April 4, 2014

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or Amendment No. 1. Thank you for your assistance.

Sincerely,

/s/ Philippa M. Bond
Philippa M. Bond

cc: Michael D. Weiner, Ares Management, L.P.